FOIA Confidential Treatment Request under 17 C.F.R. §200.83
The entity requesting confidential treatment is:
AK Steel Holding Corporation
9227 Centre Pointe Drive
West Chester, OH 45069
Attn: David C. Horn
EVP, General Counsel and Secretary
(513) 425-2690

By Electronic Submission

January 22, 2013

Mr. Rufus Decker
Accounting Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	AK Steel Holding Corporation
Form 10-K for the Year Ended December 31, 2011
Filed February 27, 2012
Form 10-Q for the Period Ended September 30, 2012
Filed October 26, 2012
File No. 1-13696

Dear Mr. Decker:

This letter responds to the comments of the staff of the Securities and Exchange Commission (the “Commission”) contained in a letter from you to Mr. Roger K. Newport dated December 20, 2012 related to the Form 10-K for the year ended December 31, 2011and the Form 10-Q for the quarter ended September 30, 2012 filed by AK Steel Holding Corporation (“AK Steel” or the “Company”). The Company's response to the Commission's letter is provided below.

Please note that as of the date hereof we have submitted a Freedom of Information Act confidential treatment request with respect to certain confidential information set forth in our response, pursuant to Rule 83 (17 C.F.R. §200.83) of the Rules of Practice of the SEC. All of the confidential items are contained in Exhibit B to this letter. As a result, we have redacted Exhibit B from the response that we filed electronically on the EDGAR system. We have submitted a complete and unredacted version of our response to the SEC in paper form.

We acknowledge that AK Steel is responsible for the adequacy and accuracy of the disclosure in our filing and that staff comments, or changes to disclosure in response to staff comments, do not foreclose the Commission from taking any action with respect to the filing. Furthermore, we acknowledge that AK Steel may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me at (513) 425-2690, or Joseph C. Alter, Assistant General Counsel-Corporate and Chief Compliance Officer, at (513) 425-2659, if you have any questions or require any further information with respect to these matters.

Very truly yours,

/s/ David C. Horn

David C. Horn,
Executive Vice President, General Counsel and Secretary

cc:	Ernest Greene, SEC
Jeanne Baker, SEC
Roger K. Newport
Richard S. Williams
Joseph C. Alter
Gregory A. Hoffbauer

Form 10-K for the Year Ended December 31, 2011

General

1.
Comment:    Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings, if applicable.

Response:    AK Steel has complied with this comment.

Management's Discussion and Analysis of Financial Condition and Results…, page 13

2011 Compared to 2010, page 15

Operating Costs, page 16

2.
Comment:    We note your disclosure on page 50 that during 2011, 2010 and 2009, liquidation of LIFO layers generated income of $109.9, $13.0 and $96.8 respectively. Please expand your discussion of cost of products sold to discuss the impact of the liquidation of LIFO layers.

Response:    AK Steel intends to comply with this comment in its future filings, including interim filings where applicable. More specifically, we intend to clarify the disclosure in our annual report on Form 10-K for the year ended December 31, 2012 (the “2012 Form 10-K”) that the disclosed amounts include the effect of LIFO layer liquidations. Our expanded disclosure also will explain that we have experienced large increases in the cost of certain raw materials over the last several years. This effect has more than offset the benefits received from liquidating LIFO layers. More specifically, in the 2012 Form 10-K, we intend to replace the language that appeared in the fourth sentence under Operating Costs on page 16 of the annual report on Form 10-K for the year ended December 31, 2011, with the following language:

At December 31, 2011 and 2010, inventory quantities decreased from the previous year end, causing a liquidation of LIFO inventory layers in each of the years. However, the increases in raw material costs that were experienced by the Company in 2011 and 2010 compared to the respective prior year more than offset the income generated from liquidation of LIFO layers, and the net results recorded by the Company were LIFO charges of $9.8 in 2011 and $109.0 in 2010.

Non-GAAP Financial Measures, page 17

3.
Comment:    On page 18, you present non-GAAP performance financial measures which remove the pension corridor charge related to your defined benefit plans. We have the following comments regarding your disclosures surrounding this non-GAAP measure:

•	Please expand your disclosure to qualitatively state what the adjustment represents in the context of your pension accounting policy;

•	We note that your operating income reflects any unrecognized actuarial net gains or losses that exceed 10% of the larger of projected benefit obligations or plan assets (corridor adjustment). Amounts inside this 10% corridor are amortized over the plan participants' life expectancy. Your non-GAAP measure, adjusted operating income, eliminates this corridor adjustment. Actuarial gains/losses represent the effects of experience differing from assumptions, including the difference between actual and expected return on plan assets, and the effects of changes in assumptions during the year. Please therefore quantify for readers your expected return on plan assets, your expected percentage average return on assets reflected in your non-GAAP measure and your actual return on plan assets;

•
If true, also clarify that your non-GAAP measure depicts an approach that is comparable to the accounting for pension expense in the first three quarters under GAAP. Also clarify that your GAAP and non-GAAP measures also exclude the amortization of prior period actuarial gains/losses related to the unrecognized actuarial gains or losses that exceeded 10% of the larger of projected benefit obligations or plan assets that you immediately expensed;

•
Please also expand your disclosures to comprehensively address why providing this non-GAAP financial measure provides useful information to investors. In this regard, while we note that your method of accounting for pension and other post retirement obligations is rarely used by other publicly traded companies, we do not believe you should imply that the elimination of the pension corridor charge provides a more comparable measure given that your GAAP and non-GAAP measures also exclude the amortization of prior period actuarial gains/losses related to the unrecognized actuarial gains or losses that exceeded 10% of the larger of projected benefit obligations or plan assets; and

•	Please note that you should not refer to your pension corridor charge as a non-cash charge as pension liabilities are ultimately settled in cash.

Please refer to Item 10(e)(1)(i)(C) of Regulation S-K and Item 2.02 of Form 8-K.

Response:    AK Steel intends to comply with this comment in its future filings, including interim filings where applicable. The following are more specific responses to the bulleted comments.

•	See revised disclosure below.

•
We note that the largest driver of AK Steel's actuarial losses for 2011 was the decline in the discount rate used to value the liabilities, which resulted from a decline in prevailing interest rates, and that the shortfall in return on plan assets was slightly less important. See the revised disclosure below that addresses both key drivers.

•
We confirm that our non-GAAP measure depicts an approach that is comparable to the accounting for pension expense in the first three quarters under GAAP and is comparable to the GAAP measure disclosed in the prior year, when no corridor charge was recognized. See revised disclosure below.

•
We note your comment and have revised the disclosure. Although the Company's results on a GAAP basis and a non-GAAP basis exclude the amortization of prior period actuarial gains/losses related to the unrecognized actuarial gains or losses that exceeded 10% of the larger of projected benefit obligations or plan assets that were immediately recognized as a corridor adjustment, we believe that a corridor adjustment could result in a significant difference that makes comparisons to competitors more difficult. We believe that the corridor adjustment enhances the ability to analyze the Company's financial results in relation to those of its competitors and to the Company's prior financial performance periods by excluding items that otherwise could significantly distort the comparison. We note that even on a GAAP basis, companies have different amounts of amortization of prior service costs and actuarial gains/losses based on their unique circumstances.

•	We note your comment and have revised the disclosure to clarify that the corridor adjustment does not result in immediate cash flow requirements.

Supplementally in Exhibit A to this letter, we have provided a draft of the revised disclosures for the Non-GAAP Financial Measures section that we propose to include in our 2012 Form 10-K.

Critical Accounting Policies and Estimates, page 32

Asset Impairment, page 34

4.
Comment:    We note your disclosures regarding impairment of long-lived assets. In the interest of providing readers with a better insight into management's judgments in accounting for long-lived assets, including property, plant and equipment, please disclose the following:

•	How you group long-lived assets for impairment and your basis for that determination;

•	How you determine when long-lived assets should be tested for impairment;

•	How frequently you evaluate for the types of events and circumstances that may indicate impairment; and

•	Sufficient information to enable a reader to understand what method you apply in estimating the fair value of your long-lived assets.

If any material long-lived assets or asset groups have a carrying value less than their corresponding undiscounted cash flows and their carrying value is not substantially in excess of fair value, please disclose the nature of the assets and their carrying value and convey how close their carrying value is to fair value. Please also disclose key assumptions you made and describe any potential events and/or changes in circumstances that could reasonably be expected to negatively affect those key assumptions.

Response:    We note that we have not identified any events or changes in circumstances that indicate that the carrying amount of AK Steel's long-lived assets may not be recoverable. As a result we have not recently performed an impairment analysis and are therefore unaware of any long-lived assets or asset groups that have a carrying value less than their corresponding undiscounted cash flows. AK Steel intends to comply with this comment in its future filings, including interim filings where applicable. In the 2012 Form 10-K, assuming that the language used in the Asset Impairment section will otherwise be the same as was used on page 34 of the annual report on Form 10-K for the year ended December 31, 2011, we intend to insert the following language after the fifth sentence in that section:

Fair value is determined using quoted market prices, estimates based on prices of similar assets or anticipated cash flows discounted at a rate commensurate with risk. The Company considers the need to evaluate long-lived assets for indicators of impairment at least quarterly to determine if events or changes in circumstances indicate the carrying amount of such assets may not be recoverable. The Company evaluates long-lived assets for impairment based on a collective asset grouping that includes the operations of all the Company's facilities. The Company manages its operations as part of an “integrated process” that allows the Company to route production to various facilities in order to maximize financial results and cash flows. As a result of the integrated process and the organization of the entity, cash flows are not identifiable to asset groups at a level lower than the consolidated results. If the carrying value of a long-lived asset exceeds its fair value an impairment has occurred and a loss is recognized based on the amount by which the carrying value exceeds the fair value, less cost to dispose, for assets to be sold or abandoned.

Financial Statements

Note 1 - Summary of Significant Accounting Policies, page 46

Concentration of Credit Risk, page 47

5.
Comment:    You indicate that you operate in a single business segment. Please help us understand how you determined your operating segments pursuant to ASC 280-10-50-1 through 9 as well as your reportable segments pursuant to ASC 280-10-50-10. If you aggregate operating segments, please tell us how you determined this was appropriate based on ASC 280-10-50-11 through 19. Please specifically address the following in your explanation:

•	Please tell us who your chief operating decision maker is and how you made this determination pursuant to ASC 280-10-50-5;

•
Please tell us whether discrete financial information is prepared at a lower level than your consolidated results and if so please tell us the nature of such financial information and explain to us who utilizes this information and for what purpose. Please also tell us at what levels your Board of Directors are provided financial information; and

•
Given the different categories of products that you sell and the various markets that you serve please help us understand how your chief operating decision maker can assess performance and make decisions regarding the allocation of resources by viewing operations on a consolidated basis.

Response:    The Company has carefully considered the guidance in ASC 280-10 in the preparation of its segment information for financial reporting. After consideration of that guidance, the Company determined that it operates within one operating segment, consisting primarily of the Company's nine flat-rolled steel and tubular production facilities located in the Midwest, as well as its foreign trading operations. The Company's operations produce flat rolled carbon steels, including premium-quality coated, cold-rolled and hot-rolled products, and specialty stainless and electrical steels that are sold in sheet and strip form, as well as carbon and stainless steel that is finished into welded steel tubing.

The Company operates its business as a collective enterprise in response to market demand for its products and to maximize total profitability based on the volume and mix of products that can be produced by the Company at its various operating facilities. The customers for the Company's products are principally manufacturers, fabricators and service centers that buy steel in finished and semi-finished flat-rolled coils and tubes. The Company's product lines are determined based on the characteristics of the steel and are marketed and distributed using virtually identical distribution methods. The ability to meet specific customer demands, including quality, service and delivery, on a profitable basis is a key consideration for managing operations.

The Company manages its operations on a consolidated manner to utilize the most appropriate equipment/facility for the production of a product. This integrated approach results in greater flexibility in determining where a product should be produced and finished in order to meet a customer's specifications. Production often occurs across various departments and facilities and is scheduled to optimize efficiency and thereby reduce net costs per ton of production to the lowest rate possible. As a result, certain operating decisions are made in the normal course of business to produce the best mix of products to maximize total income. Finishing operations include rolling, coating, pickling and annealing and are performed at various plants. For example, the Coshocton, Zanesville and Rockport plants only perform finishing operations and rely on semi-finished products transferred from other plants for their steel requirements. In addition, the Company has equipment at various locations that can be used in the production of multiple product lines. Products are often routed between plants for intermediate and finishing operations and each plant has specific equipment that is an integral part of the Company's overall productive capital. For example, stainless steel produced in Butler may be sent to Middletown for hot rolling, to Rockport for pickling, cold rolling, annealing and temper rolling, and finally to Zanesville for slitting and shipping to the customer. Most of our plants have produced and/or finished products within multiple product lines. Set forth are the production and/or finishing capabilities of each plant:

Plant	Carbon Steel	Stainless Steel	Electrical Steel
Ashland	x
Butler	x	x	x
Columbus	x	x
Coshocton		x	x
Mansfield		x	x
Middletown	x	x	x
Rockport	x	x	x
Walbridge	x	x
Zanesville		x	x

Because of this operating flexibility, plants are only responsible to produce product upon direction from corporate personnel for their specified process and are managed as cost centers. Plant managers are responsible for production, efficiency, quality and safety at the production facility level. They are responsible for cost-effectively producing products and are not responsible for a profit measure. Standard routings can result in production of a specific product at multiple operating facilities. Support services, such as purchasing, transportation, research and engineering, customer service, manufacturing planning, safety and health, human resources, legal and accounting, are not segregated or differentiated according to product line.

Our Chairman, President and Chief Executive Officer is our chief operating decision maker and he has ultimate responsibility for all key decisions regarding allocation of resources and the assessment of performance, except for certain decisions subject to the Board of Directors' authority or responsibility. The following comments are some of the considerations used to identify our chief operating decision maker. The Company is structured as a centralized organization, based on functionality rather than product lines or markets. For example, the Executive Vice President and Operating Officer has responsibility for all of the Company's manufacturing operations and the Vice President, Sales and Customer Service is responsible for all of its marketing operations, in each case without differentiation among product line or market categories. In fact, each of the Company's executive officers has responsibilities relating to all product lines and market categories and there are no “segment managers.” That is, there is no single person who has total responsibility for all aspects (e.g., purchasing, production, sales, services, etc.) or profitability of any particular product line, market or plant. The structure and focus of the executive management team of the Company is on managing our production facilities to optimize the profitability of the Company as a whole rather than to optimize the profitability of any particular product line or market. Thus, the chief operating decision maker and the rest of the executive management team review the financial results of the Company on a consolidated basis. To the extent that the compensation of the executive management team is directly impacted by the financial performance of the Company, that performance is only measured on a consolidated basis. For example, the financial component of the Company's incentive compensation plans and thrift plan contributions for all salaried employees are based on the consolidated financial results of the Company. As a result of the above considerations, we believe that our Chairman, President and Chief Executive Officer is the sole chief operating decision maker in consideration of ASC 280-10-50-5.

Corporate decisions with respect to operations and capital investments are made on the basis of what is best for the Company as a whole. Decisions on capital resources are made to enhance the overall existing asset base and typically affect multiple product lines. As an example, our recent installation of an electric arc furnace at our Butler facility enhances our ability to produce carbon, stainless and electrical steel at that location in a cost-effective manner. While it is used more for the production of stainless and electrical steel, a key consideration in the decision to invest in that electric arc furnace was to give the Company greater capacity to make carbon steel. As in the case of this electric arc furnace, the location of a plant to install new equipment or upgrade existing equipment is made with regard to a broad range of criteria, such as existing supporting equipment, the available labor force in that location, economic benefits and other logistical concerns, including providing greater operating flexibility across multiple product lines.

Financial analyses and reporting are regularly prepared on a consolidated basis; however, information by individual product is generated at a base profit (contribution margin) level. This information is used primarily for purposes of selling and marketing activities, including customer and market targeting and product pricing, and is not regularly used for allocation of resources or assessment of performance on a product-line basis. Selling and marketing activities are focused on how to maximize volume sold while achieving the best selling price available in the market. Our selling and marketing personnel are not responsible for a net profit performance measure.

The Company's operations also include European trading companies that buy and sell steel and steel products and other materials. The foreign trading operations consist of seven sales offices located in Western Europe. During 2011, substantially all of their revenue was generated by sales of steel manufactured by the Company in the United States and shipped overseas. The remainder of their sales is from steel, steel products and other materials bought from third-party producers and sold within the European Community. The Company views their operations as an extension of the Company's steel sales effort and discrete financial results of the trading operations are not regularly presented to the chief operating decision maker or the Board of Directors.

In summary, the Company is structured as a centralized organization based upon functions rather than product lines or markets. Each of the Company's executive officers has responsibilities relating to all product line and market categories and there are no segment managers with total responsibility for all aspects of any particular product line, market or plant. The Company's plants typically make or finish multiple product lines to serve various markets and customers. Each product typically is routed through multiple plants. The Company manages its plants as cost centers and income is analyzed on a consolidated level only. The reports and information with respect to financial performance that are regularly provided to the Board of Directors and the chief operating decision maker are provided on a consolidated basis for the Company. To the limited extent that product-specific financial information is generated, it is used primarily for selling and marketing activities and is not regularly used to allocate resources or assess performance. The Company does not regularly use “stand alone” location-specific or product line-specific discrete financial information to allocate resources or assess performance. As a result of the above considerations, the Company does not believe a disaggregation by product line, market or individual plant can be characterized as an operating segment within the meaning of ASC 280-10-50, as operating results at these disaggregated levels are not regularly used by the chief operating decision maker in allocating resources or assessing performance.

Note 14 - Variable Interest Entities, page 75

6.
Comment:    On October 4, 2011, AK Steel acquired a 49.9% interest in Magnetation JV. You determined that Magnetation JV is a variable interest entity and that Magnetation Partner is the primary beneficiary. Please disclose your maximum exposure to loss as a result of your involvement with Magnetation JV as required by ASC 810-10-50-4.

Response:    Magnetation is a joint venture structured as a limited liability company for legal purposes. As a result of this limited liability structure, Magnetation's debts and other obligations are non-recourse to AK Steel and, therefore, AK Steel will not incur and cannot be held liable for losses of Magnetation. As such, AK Steel's maximum amount of exposure to loss with respect to Magnetation is limited to the amount of AK Steel's investment in Magnetation. As of December 31, 2011, AK Steel had made an initial contribution of $100.0 million to Magnetation. Additionally, as of December 31, 2011, AK Steel was obligated to make future contributions of $197.5 million in total following Magnetation's satisfaction of specified conditions, of which $47.5 million now has been contributed. These contingent contributions have been disclosed in the notes to the financial statements. AK Steel has no legal or contractual obligation to provide further financing to Magnetation in the future. Although we believe that the fourth paragraph under the Magnetation LLC heading in note 14 adequately discloses AK Steel's required contributions and by implication, its maximum exposure to loss, in our 2012 Form 10-K and future filings, where appropriate, we will note the fact that AK Steel has no legal or contractual obligation to provide further financing to Magnetation beyond the contingent contributions mentioned above.

Note 19 - Supplemental Guarantor Information, page 79

7.
Comment:    You disclose that the 2020 Notes are governed by indentures entered into by AK Holding and its wholly-owned subsidiary, AK Steel. You also indicate that AK Holding fully and unconditionally, jointly and severally guarantees the payment of interest, principal and premium, if any, on the 2020 Notes. Please confirm, and revise your disclosure, if true, that AK Steel is “100% owned” as defined by Rule 3-10(h)(1) of Regulation S-X. Note that “wholly-owned,” as defined in Rule 1-02(aa) of Regulation S-X, is not the same as “100% owned.”

Response:    We confirm that AK Steel is 100% owned by AK Holding. We will revise our disclosures in future filings accordingly.

Form 10-Q for the Quarter Ended September 30, 2012

Note 6 - Environmental and Legal Contingencies, page 11

Legal Contingencies, page 13

8.
Comment:    We note you have provided information on asbestos cases pending at December 31, 2011 as wells as asbestos claims activity for 2011, 2010 and 2009. In future quarterly reports, please update this information as of and for the periods being reported. Please supplementally provide us with this information for the three and nine months ended September 30, 2012.

Response:    AK Steel intends to comply with this comment in its future filings, including interim filings where applicable. Supplementally in Exhibit A to this letter, we have provided the requested information for the three and nine months ended September 30, 2012.

9.
Comment:    If there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred for any of your matters, including but not limited to the matters with Judith Patrick, Margaret Lipker, Consolidation Coal Company and Zanesville Works, please either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made. You may provide your disclosures on an aggregated basis. Please refer to ASC 450-20-50.

If you continue to conclude that you cannot estimate the reasonably possible additional loss or range of loss, please supplementally: (1) explain to us the procedures you undertake to attempt to develop a range of reasonably possible loss for disclosure and (2) including but not limited to the Judith Patrick, Margaret Lipker, Consolidation Coal Company and Zanesville Works matters, what specific factors are causing the inability to estimate and when you expect those factors to be alleviated. We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes.

Response:    AK Steel intends to comply with this comment in its future filings, including interim filings where applicable. Supplementally in Exhibit B to this letter, we have provided a draft of the revised disclosures for our Legal Contingencies section that we propose to include in our 2012 Form 10-K.

In addition, we note that our process is to review the facts and circumstances relevant to each legal contingency at the end of each quarter. We have quarterly meetings with appropriate Legal and Finance personnel to discuss whether to establish an accrual and, if one has been established, whether it should be adjusted as of the end of that quarter, as well as the adequacy of disclosures. In the absence of adequate discovery or other information to reliably evaluate the Company's exposure, we typically do not establish an accrual. In those circumstances, we typically include in our disclosures the amount of the claim, if an amount has been asserted.

EXHIBIT A

AK STEEL HOLDING CORPORATION
(dollars in millions, except per share amounts)

Comment 3

Below is a revised disclosure addressing the above comments that we intend to include in our annual report on Form 10-K for the year ended December 31, 2012 (the “2012 Form 10-K”). The following disclosure would replace the existing language under Non-GAAP Financial Measures and is redlined to compare the disclosures made in our annual report on Form 10-K for the year ended December 31, 2011:

Non-GAAP Financial Measures (redlined version)

In certain of its disclosures in this filing, the Company has adjusted its operating profit (loss) and net income (loss) to exclude a pension corridor accounting charge, Ashland coke plant shutdown charges, Butler Retiree Settlement costs and healthcare tax law change. The Company has made these adjustments because Management believes that it enhances the understanding of the Company's financial results. Management believes that reporting adjusted operating profit (loss) and adjusted net income (loss) attributable to AK Steel Holding Corporation (as a total and on a per ton or per share basis) with these items excluded more clearly reflects the Company's current operating results and provides investors with a better understanding of the Company's overall financial performance. In addition, the adjusted results, although not financial measures under generally accepted accounting principles (“GAAP”) and not identically applied by other companies, facilitate the ability to analyze ~~compare~~ the Company's financial results in relation to those of its competitors and to the Company's prior financial performance by excluding items which otherwise would distort the comparison. ~~For example, the Company believes that the corridor method of accounting for pension and other postretirement obligations is rarely used by other publicly traded companies. In addition, although the corridor charge reduces reported operating and net income, it is a non-cash charge.~~ With respect to the Ashland coke plant shutdown charges and the Butler Retiree Settlement costs, these are one-time charges that do not relate to the normal operations of the Company. With respect to the healthcare tax law change, this was a one-time charge caused by the enactment of federal laws reducing the tax benefits of future medical benefits for retirees and is unrelated to normal and ongoing operations.

The Company recognizes in its results of operations, as a corridor adjustment, any unrecognized actuarial net gains or losses that exceed 10% of the larger of projected benefit obligations or plan assets. Amounts inside this 10% corridor are amortized over the plan participants' life expectancy. The Company's results on a GAAP basis and a non-GAAP basis therefore exclude the amortization of prior period actuarial gains/losses related to the unrecognized actuarial gains or losses that exceeded 10% of the larger of projected benefit obligations or plan assets that were immediately recognized as a corridor adjustment. The need for a corridor charge is considered at any remeasurement date, but has historically only been recorded in the fourth quarter at the time of the annual remeasurement. After excluding the corridor charge, the remaining pension expense included in the non-GAAP measure is comparable to the accounting for pension expense on a GAAP basis in the first three quarters of the year and Management believes this is useful to investors in analyzing the Company's results on a quarter-to-quarter basis. Actuarial net gains and losses occur when actual experience differs from any of the many assumptions used to value the benefit plans, or when the assumptions change, as they may each year when a valuation is performed. The effect of prevailing interest rates on the discount rate used to value projected plan obligations as of the December 31 measurement date and actual return on plan assets compared to the expected return are two of the more important factors used to determine the Company's year-end liability, corridor adjustment and subsequent year's expense for these benefit plans. For example, the corridor charge for 2011 was driven by actuarial losses caused primarily by a decrease in the discount rate assumption used to determine the current year pension liabilities from 5.36% at December 31, 2010 to 4.74% at December 31, 2011 (an actuarial loss of approximately $180) and the difference between the estimated return on assets of 8.5% and the actual return on assets of 2.4% (an actuarial loss of approximately $160). The Company believes that the corridor method of accounting for pension and other postretirement obligations is rarely used by other publicly traded companies. Although the corridor charge reduces reported operating and net income, it does not affect the Company's cash flows in the current period. However, the pension obligation will be ultimately settled in cash.

Management views the reported results of adjusted operating profit (loss) and adjusted net income (loss) attributable to AK Steel Holding Corporation as important operating performance measures and believes that the GAAP financial measure most directly comparable to them are operating profit (loss) and net income (loss) attributable to AK Steel Holding Corporation. Adjusted operating profit (loss) and adjusted net income (loss) attributable to AK Steel Holding Corporation are used by Management as supplemental financial measures to evaluate the performance of the business. Management believes that the non-GAAP measures, when analyzed in conjunction with the Company's GAAP results and the accompanying reconciliations, provide additional insight into the financial trends of the Company's business versus the GAAP results alone. Neither current shareholders nor potential investors in the Company's securities should rely on adjusted operating profit (loss) and adjusted net income (loss) attributable to AK Steel Holding Corporation as a substitute for any GAAP financial measure and the Company encourages investors and potential investors to review the reconciliations of adjusted operating profit (loss) and adjusted net income (loss) attributable to AK Steel Holding Corporation to the comparable GAAP financial measures.

Non-GAAP Financial Measures (clean version)

In certain of its disclosures in this filing, the Company has adjusted its operating profit (loss) and net income (loss) to exclude a pension corridor accounting charge, Ashland coke plant shutdown charges, Butler Retiree Settlement costs and healthcare tax law change. The Company has made these adjustments because Management believes that it enhances the understanding of the Company's financial results. Management believes that reporting adjusted operating profit (loss) and adjusted net income (loss) attributable to AK Steel Holding Corporation (as a total and on a per ton or per share basis) with these items excluded more clearly reflects the Company's current operating results and provides investors with a better understanding of the Company's overall financial performance. In addition, the adjusted results, although not financial measures under generally accepted accounting principles (“GAAP”) and not identically applied by other companies, facilitate the ability to analyze the Company's financial results in relation to those of its competitors and to the Company's prior financial performance by excluding items which otherwise would distort the comparison. With respect to the Ashland coke plant shutdown charges and the Butler Retiree Settlement costs, these are one-time charges that do not relate to the normal operations of the Company. With respect to the healthcare tax law change, this was a one-time charge caused by the enactment of federal laws reducing the tax benefits of future medical benefits for retirees and is unrelated to normal and ongoing operations.

The Company recognizes in its results of operations, as a corridor adjustment, any unrecognized actuarial net gains or losses that exceed 10% of the larger of projected benefit obligations or plan assets. Amounts inside this 10% corridor are amortized over the plan participants' life expectancy. The Company's results on a GAAP basis and a non-GAAP basis therefore exclude the amortization of prior period actuarial gains/losses related to the unrecognized actuarial gains or losses that exceeded 10% of the larger of projected benefit obligations or plan assets that were immediately recognized as a corridor adjustment. The need for a corridor charge is considered at any remeasurement date, but has historically only been recorded in the fourth quarter at the time of the annual remeasurement. After excluding the corridor charge, the remaining pension expense included in the non-GAAP measure is comparable to the accounting for pension expense on a GAAP basis in the first three quarters of the year and Management believes this is useful to investors in analyzing the Company's results on a quarter-to-quarter basis. Actuarial net gains and losses occur when actual experience differs from any of the many assumptions used to value the benefit plans, or when the assumptions change, as they may each year when a valuation is performed. The effect of prevailing interest rates on the discount rate used to value projected plan obligations as of the December 31 measurement date and actual return on plan assets compared to the expected return are two of the more important factors used to determine the Company's year-end liability, corridor adjustment and subsequent year's expense for these benefit plans. For example, the corridor charge for 2011 was driven by actuarial losses caused primarily by a decrease in the discount rate assumption used to determine the current year pension liabilities from 5.36% at December 31, 2010 to 4.74% at December 31, 2011 (an actuarial loss of approximately $180) and the difference between the estimated return on assets of 8.5% and the actual return on assets of 2.4% (an actuarial loss of approximately $160). The Company believes that the corridor method of accounting for pension and other postretirement obligations is rarely used by other publicly traded companies. Although the corridor charge reduces reported operating and net income, it does not affect the Company's cash flows in the current period. However, the pension obligation will be ultimately settled in cash.

Management views the reported results of adjusted operating profit (loss) and adjusted net income (loss) attributable to AK Steel Holding Corporation as important operating performance measures and believes that the GAAP financial measure most directly comparable to them are operating profit (loss) and net income (loss) attributable to AK Steel Holding Corporation. Adjusted operating profit (loss) and adjusted net income (loss) attributable to AK Steel Holding Corporation are used by Management as supplemental financial measures to evaluate the performance of the business. Management believes that the non-GAAP measures, when analyzed in conjunction with the Company's GAAP results and the accompanying reconciliations, provide additional insight into the financial trends of the Company's business versus the GAAP results alone. Neither current shareholders nor potential investors in the Company's securities should rely on adjusted operating profit (loss) and adjusted net income (loss) attributable to AK Steel Holding Corporation as a substitute for any GAAP financial measure and the Company encourages investors and potential investors to review the reconciliations of adjusted operating profit (loss) and adjusted net income (loss) attributable to AK Steel Holding Corporation to the comparable GAAP financial measures.

Comment 8

Below is information on asbestos cases pending at September 30, 2012:

Asbestos Cases Pending at
September 30, 2012
Cases with specific dollar claims for damages:
Claims up to $0.2	114
Claims above $0.2 to $5.0	6
Claims above $5.0 to $15.0	2
Claims above $15.0 to $20.0	2
Total claims with specific dollar claims for damages (a)	124
Cases without a specific dollar claim for damages	306
Total asbestos cases pending	430

(a)	Involve a total of 2,483 plaintiffs and 17,183 defendants

Set forth below is a chart showing the number of new claims filed, the number of pending claims disposed of (i.e., settled or otherwise dismissed), and the approximate net amount of dollars paid on behalf of AK Steel in settlement of asbestos-related claims for the three months and nine months ended September 30, 2012.

	Three Months Ended September 30, 2012	Nine Months Ended September 30, 2012
New Claims Filed	14	41
Pending Claims Disposed Of	4	15
Total Amount Paid in Settlements	$0.1	$0.4

CONFIDENTIAL TREATMENT REQUESTED BY
AK STEEL HOLDING CORPORATION

EXHIBIT B

AK STEEL HOLDING CORPORATION
(dollars in millions, except per share amounts)

Comment 9

Below is a draft of the revised disclosures for our Legal Contingencies section that we propose to include in our annual report on Form 10-K for the year ended December 31, 2012. It is being provided in both clean form and in redlined form to facilitate a comparison to the disclosures made in our quarterly report on Form 10-Q for the quarter ended September 30, 2012. Please note that, since it is intended to reflect the disclosure which will be used in our 2012 Form 10-K, this draft also has been updated to reflect developments since our last disclosure. Please note also that the final disclosure may be updated or revised based upon the facts and circumstances known at the time of the filing of our 2012 Form 10-K, so this draft may differ from what we actually include in our Form 10-K. We believe, however, that this draft conceptually illustrates how we intend to respond to this comment.

[Rule 83 Confidential Treatment Request #1]

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